                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           TELE-COMMUNICATIONS, INC.
                                (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.
(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.
(3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.
(4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.
(5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)

(1)      Series A TCI Group Common Stock:                           87924V101
(2)      Series A Liberty Group Common Stock:                       87924V507
(3)      Series B TCI Group Common Stock:                           87924V200
(4)      Series B Liberty Group Common Stock:                       87924V606
(5)      Class B Preferred Stock:                                   87924V309
--------------------------------------------------------------------------------
                                (CUSIP Numbers)

                               Dr. John C. Malone
                         c/o Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  JUNE 16, 1997
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box: (   ).**

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------

**  See discussion in Item 1 relating to prior Schedule 13G filing.

                           Exhibit Index is on Page 8

Cusip No. - Series A TCI Group Common Stock  87924V101
Cusip No. - Series A Liberty Group Common Stock  87924V507
Cusip No. - Series B TCI Group Common Stock  87924V200
Cusip No. - Series B Liberty Group Common Stock  87924V606
Cusip No. - Class B Preferred Stock  87924V309

---------------------------------------------------------------------------------------------------------------
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 Dr. John C. Malone

---------------------------------------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group            (a)     ( )
                                                                             (b)     ( )

---------------------------------------------------------------------------------------------------------------
         (3)     SEC Use Only

---------------------------------------------------------------------------------------------------------------
         (4)     Source of Funds
                 OO

---------------------------------------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  ( )

---------------------------------------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization
                 U.S.

---------------------------------------------------------------------------------------------------------------
                 (7)      Sole Voting Power                 2,173,556 Shares of Series A TCI Group*
                                                            55,832,947 Shares of Series B TCI Group**
                                                            3,929,408 Shares of Series A Liberty Group***
                                                            6,349,270 Shares of Series B Liberty Group**
Number of                                                   306,000 Shares of Class B Preferred**
Shares Bene-              -------------------------------------------------------------------------------------
 ficially        (8)      Shared Voting Power               0 Shares
 Owned by                 -------------------------------------------------------------------------------------
Each Report-     (9)      Sole Dispositive Power            2,173,556 Shares of Series A TCI Group*
ing Person                                                  55,832,947 Shares of Series B TCI Group**
With                                                        3,929,408 Shares of Series A Liberty Group***
                                                            6,349,270 Shares of Series B Liberty Group**
                                                            306,000 Shares of Class B Preferred**

                 ----------------------------------------------------------------------------------------------
                 (10)     Shared Dispositive Power          0 Shares

---------------------------------------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          2,173,556 Shares of Series A TCI Group*
                          55,832,947 Shares of Series B TCI Group**
                          3,929,408 Shares of Series A Liberty Group***
                          6,349,270 Shares of Series B Liberty Group**
                          306,000 Shares of Class B Preferred**

---------------------------------------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares            (  )

---------------------------------------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)****

                          Series A TCI Group                <1%
                          Series B TCI Group                66.0%
                          Series A Liberty Group            1.7%
                          Series B Liberty Group            30.0%
                          Class B Preferred                 18.9%

---------------------------------------------------------------------------------------------------------------

         (14)     Type of Reporting Person
                          IN


-----------------

* Including the 173,556 shares of Series A TCI Group Stock beneficially owned by Dr. Malone, together with the additional 2,000,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)
** With respect to each noted Series, includes 1,173,000 shares of Series B TCI Group Stock, 293,250 shares of Series B Liberty Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5 of the Statement) With respect to the Series B TCI Group Stock, includes 30,545,864 shares thereof that Dr. Malone has the right to acquire at any time prior to June 30, 1999. (See Item 6) With respect to the Class B Preferred Stock beneficially owned by Dr. Malone, includes 193,400 shares thereof pledged as security for a loan. (See Item 6 of the Statement)
*** Including the 3,032,783 shares of Series A Liberty Group Stock beneficially owned by Dr. Malone, together with the additional 750,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, plus 146,625 shares beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)
**** Each share of Series B TCI Group Stock and Series B Liberty Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock and Series A Liberty Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock and Series B Liberty Group Stock on the election of directors. Accordingly, when these series or classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 33.3% of the voting power of the Issuer.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                                  Statement of

                               DR. JOHN C. MALONE

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           TELE-COMMUNICATIONS, INC.
                         (Commission File No. 0-20421)

ITEM 1.          Security and the Issuer

                 Dr. John C. Malone hereby amends and supplements his Statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. John C. Malone:

         (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

         (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

         (3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

         (4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock"); and

         (5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

                 Dr. Malone is filing this Amendment No. 2 to the Statement to report his right to acquire from the Issuer up to 30,545,864 shares of Series B TCI Group Stock.

ITEM 3.          Source and Amount of Funds or Other Consideration

                 Item 3 of the Statement is hereby amended and supplemented by adding the following:

                 In consideration of Dr. Malone waiving certain rights of first refusal with respect to shares of Series B TCI Group Stock beneficially owned by the Estate of Bob Magness, Deceased (the "Estate"), the Issuer has granted Dr. Malone the right to acquire from time to time prior to June 30, 1999, up to 30,545,864 shares of such Series B TCI Group Stock from the Issuer. See Item 6 below.

ITEM 4.          Purpose of Transaction

                 Item 4 of the Statement is hereby amended and supplemented by adding the following:

                 See Item 6 below.

ITEM 5.          Interest in Securities of the Issuer

                 Item 5(a) of the Statement is hereby amended and supplemented by adding the following information thereto:

                 Dr. Malone beneficially owns 55,832,947 shares of Series B TCI Group Stock, which represents 66.0% of the outstanding shares of Series B TCI Group Stock. The foregoing percentage interest is based on the outstanding share number provided by the Issuer as of March 31, 1997, of 84,647,065 shares of Series B TCI Group Stock. When this series of common stock is aggregated with all other series or classes of stock beneficially owned by Dr. Malone, Dr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 33.3% of the voting power of the Issuer.

                 All other information in Item 5(a) remains correct, except Dr. Malone beneficially owns 2,173,556 shares of Series A TCI Group Stock and 3,929,408 shares of Series A Liberty Group Stock, because he received 845 additional shares of Series A TCI Group Stock and 199 additional shares of Series A Liberty Group Stock, respectively, as a result of purchases by the trustee, less excess contributions, pursuant to the Issuer's Employee Stock Purchase Plan.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                 Item 6 of the Statement is hereby amended and supplemented by adding the following information thereto:

                 Pursuant to a certain Letter Agreement, dated June 16, 1997, between Dr. Malone and the Estate, Dr. Malone agreed to waive certain rights of first refusal with respect to shares of Series B TCI Group Stock beneficially owned by the Estate. Such rights of first refusal arise from a letter agreement, dated June 17, 1988, among Bob Magness, Kearns-Tribune Corporation and Dr. Malone, and have been previously described in the Issuer's Proxy Statement. The waiver granted by Dr. Malone is limited to the sale by the Estate of 30,545,864 shares of Series B TCI Group Stock to the Issuer. The foregoing description of the waiver is qualified in its entirety by reference to that certain Letter Agreement, dated June 16, 1997, of Dr. Malone addressed to the Estate, attached to this Amendment No. 2 to the Statement as Exhibit 7(B) and incorporated herein by this reference.

           In consideration for such waiver, the Issuer granted Dr. Malone the right to acquire from time to time until June 30, 1999, from the Issuer up to 30,545,864 shares of the Series B TCI Group Stock acquired by the Issuer from the Estate pursuant to an Exchange Agreement between the Estate and the Issuer, dated as of June 16, 1997. Such acquisition may be made in exchange for either, or any combination of, shares of Series A TCI Group Stock owned by Dr. Malone (exchanged on a one for one basis), or cash in an amount equal to the average closing sale price of the Series B TCI Group Stock for the five trading days preceding the acquisition. This description of the foregoing purchase right is qualified in its entirety by reference to that certain Letter Agreement dated June 16, 1997, between Dr. Malone and the Issuer, attached to this Amendment No. 2 to the Statement as
Exhibit 7(C) and incorporated herein by this reference.

ITEM 7.  Material to be Filed as Exhibits

                 B. Letter Agreement, dated June 16, 1997, from Dr. John C. Malone, addressed to the Estate of Bob Magness, Deceased.

                 C. Letter Agreement, dated June 16, 1997, between Dr. John C. Malone and Tele-Communications, Inc.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 24, 1997                                     /s/ John C. Malone
                                                  ----------------------------
                                                  Dr. John C. Malone

                                 EXHIBIT INDEX


EXHIBIT                                          EXHIBIT                                            PAGE
-------                                          -------                                            ----
NUMBER
------
    7(B)      Letter Agreement,  dated June 16, 1997, from Dr. John C. Malone, addressed to          9
              the Estate of Bob Magness, Deceased.

    7(C)      Letter Agreement, dated June 16, 1997, between Dr. John C. Malone and Tele-            11
              Communications, Inc.